THE VANTAGEPOINT FUNDS

777 North Capitol Street, NE

Washington, D.C. 20002

202-962-3491

cchase@icmarc.org

October 2, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Vantagepoint Funds (File Nos. 333-60789 and 811-08941)

Post-Effective Amendment #59 to the Registration Statement pursuant to Rule 485(a)
under Securities Act of 1933 and Amendment #62 under the Investment Company Act of 1940 of The Vantagepoint Funds (the “Fund”)

Dear Ms. O’Neal-Johnson:

On behalf of the Fund, and in accordance with Investment Company Act Release No. 13768, we are requesting selective review of the above referenced amendment to the Fund’s registration statement (the “Amendment”). This Amendment is being filed for the purpose of introducing a new series of the Fund, the Vantagepoint Milestone 2055 Fund (“2055 Fund”). As such, the prospectus included in this filing only includes the 2055 Fund. This series is proposed to become effective on December 31, 2015.

Prior to the effective date of the Amendment, the Fund intends to file a subsequent post-effective amendment pursuant to Rule 485(b) under the 1933 Act for the purpose of responding to any comments conveyed by the staff on the Amendment, and for making certain non-material updates to the registration statement.

If you have any questions and/or comments, please do not hesitate to contact me at the number listed above.

Sincerely,

Christopher F. Chase

Assistant Secretary

cc:	Angela C. Montez – Secretary